Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-271575

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 23, 2023)
Up to 14 Million Common Shares
Nuveen Select Tax‑Free Income Portfolio

Nuveen Select Tax‑Free Income Portfolio (the “Fund”), a diversified, closed‑end management investment company, is offering up to 14 million of its Common Shares, $0.01 par value per share (the “Common Shares”), pursuant to this Prospectus Supplement.
The Fund’s primary investment objective is to provide current income exempt from regular federal income tax, consistent with preservation of capital. The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of municipal securities. There can be no assurance that the Fund will achieve its investment objective.
The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the trading or “ticker” symbol “NXP”. The closing price of the Common Shares, as reported by the NYSE on June 26, 2023, was $14.31 per Common Share. The NAV of the Common Shares at the close of business on that same date was $14.46 per Common Share.
The minimum price on any day at which Common Shares may be sold will not be less than the current net asset value (“NAV”) per share plus the per share amount of the commission to be paid to the Fund’s distributor, Nuveen Securities, LLC (“Nuveen Securities”). The Fund and Nuveen Securities will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price. The Fund currently intends to distribute the Common Shares offered pursuant to this Prospectus Supplement through at‑the‑market transactions. To the extent shares are distributed other than through at‑the‑market transactions, the Fund will file a supplement describing such transactions. For information on how Common Shares may be sold, see the “Plan of Distribution” section of this Prospectus Supplement.
The Fund has entered into a distribution agreement, dated June 9, 2023 (the “Distribution Agreement”), with Nuveen Securities, to provide for distribution of the Fund’s Common Shares. Nuveen Securities has entered into a sub‑placement agent agreement dated June 9, 2023 (the “Sub‑Placement Agent Agreement”) with Virtu Americas LLC (the “Sub‑Placement Agent” or “Virtu”) with respect to the Fund relating to the Common Shares offered by this Prospectus Supplement. In accordance with the terms of the Sub‑Placement Agent Agreement, the Fund may offer and sell its Common Shares from time to time through the Sub‑Placement Agent as sub‑placement agent for the offer and sale of its Common Shares. Under the Investment Company Act of 1940, as amended ("1940 Act"), the Fund may not sell any Common Shares at a price below the current NAV of such Common Shares, exclusive of any distributing commission or discount.
The Fund will compensate Nuveen Securities with respect to sales of Common Shares at a variable commission rate. The variable commission rate shall be equal to the sum of (i) seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds and (ii) twenty-five percent (25%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.20% of the aggregate gross sales proceeds. Nuveen Securities will compensate Virtu as sub placement agent at a variable commission rate equal to seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds.
Investing in the Common Shares involves risks. See “Risk Factors” beginning on page 31 of the accompanying prospectus. You should consider carefully these risks together with all of the other information in this Prospectus Supplement and the accompanying prospectus before making a decision to purchase Common Shares.
The date of this Prospectus Supplement is June 28, 2023.
You should read this Prospectus Supplement, together with the accompanying prospectus, which contains important information about the Fund, before deciding whether to invest in Common Shares and retain it for future reference. A statement of additional information, dated June 23, 2023, and as it may be supplemented (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus Supplement and the accompanying prospectus. You may request a free copy of the SAI, annual and semi-annual reports to shareholders, when available, and other information about the Fund, and make shareholder inquiries by calling (312) 917‑7700 or by writing to the Fund, or from the Fund’s website (www.nuveen.com). The information contained in, or that can be accessed through, the Fund’s website is not part of this Prospectus Supplement, the accompanying prospectus or the SAI. You also may obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (www.sec.gov).

Common Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

S-ii

TABLE OF CONTENTS
Prospectus Supplement

Forward-Looking Statements	S‑iv
Prospectus Supplement Summary	S‑1
Summary of Fund Expenses	S‑3
Use of Proceeds	S‑4
The Fund	S‑4
Plan of Distribution	S‑4
Legal Matters	S‑5
Tax Matters	S‑5
Available Information	S‑6
Prospectus

You should rely only on the information contained or incorporated by reference into this Prospectus Supplement and the accompanying prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of Common Shares in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying prospectus is accurate as of any date other than the respective dates on the front covers. The Fund’s business, financial condition and prospects may have changed since that date.

S-iii

FORWARD-LOOKING STATEMENTS
Any projections, forecasts and estimates contained or incorporated by reference herein are forward looking statements and are based upon certain assumptions. Projections, forecasts and estimates are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying any projections, forecasts or estimates will not materialize or will vary significantly from actual results. Actual results may vary from any projections, forecasts and estimates and the variations may be material. Some important factors that could cause actual results to differ materially from those in any forward-looking statements include changes in interest rates, market, financial or legal uncertainties, including changes in tax law, and the timing and frequency of defaults on underlying investments. Consequently, the inclusion of any projections, forecasts and estimates herein should not be regarded as a representation by the Fund or any of its affiliates or any other person or entity of the results that will actually be achieved by the Fund. Neither the Fund nor its affiliates has any obligation to update or otherwise revise any projections, forecasts and estimates including any revisions to reflect changes in economic conditions or other circumstances arising after the date hereof or to reflect the occurrence of unanticipated events, even if the underlying assumptions do not come to fruition. The Fund acknowledges that, notwithstanding the foregoing, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 does not apply to investment companies such as the Fund.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY
This is only a summary. You should review the more detailed information contained elsewhere in this Prospectus Supplement, in the accompanying prospectus and in the statement of additional information, dated June 23, 2023, and as it may be supplemented (the “SAI”), including the documents incorporated by reference, prior to making an investment in the Fund, especially the information set forth under the heading “Risk Factors” beginning on page 31 in the accompanying prospectus.

The Fund	Nuveen Select Tax‑Free Income Portfolio is a diversified, closed‑end management investment company. The Fund’s Common Shares, $0.01 par value, are traded on the NYSE under the symbol “NXP”. The closing price of the Common Shares, as reported by the NYSE on June 26, 2023, was $14.31 per Common Share. The NAV of the Common Shares at the close of business on that same date was $14.46 per Common Share. As of June 26, 2023, the Fund had 46,815,492 Common Shares outstanding and net assets of $676,777,201. See “Description of Shares” in the accompanying prospectus.

Investment Objective	The Fund’s investment objective is to provide current income exempt from regular federal income tax, consistent with preservation of capital. The Fund cannot assure you that it will achieve its investment objective. The Fund’s investment objective and any investment policies identified as fundamental policies may not be changed without shareholder approval. There can be no assurance that the Fund will achieve its investment objective.

Investment Adviser and Sub‑Adviser
Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), the Fund’s investment adviser, is responsible for overseeing the Fund’s overall investment strategy and implementation. Nuveen Fund Advisors is located at 333 West Wacker Drive, Chicago, Illinois 60606. Nuveen Fund Advisors is a subsidiary of Nuveen, LLC (“Nuveen”), the investment management arm of Teachers Insurance and Annuity Association of America (“TIAA”).

Nuveen Asset Management, LLC (“Nuveen Asset Management”) serves as the Fund’s sub‑adviser. Nuveen Asset Management, a registered investment adviser, is a wholly-owned subsidiary of Nuveen Fund Advisors. Nuveen Asset Management oversees the day‑to‑day investment operations of the Fund.

The Offering
The Fund currently intends to distribute the Common Shares offered pursuant to this Prospectus Supplement through at‑the‑market transactions. The Fund has entered into the Distribution Agreement with Nuveen Securities, a registered broker-dealer affiliate of Nuveen Fund Advisors and Nuveen Asset Management, to provide for distribution of the Fund’s Common Shares. The principal business address of Nuveen Securities is 333 West Wacker Drive, Chicago, Illinois 60606. Nuveen Securities has entered into the Sub‑Placement Agent Agreement with Virtu relating to the Common Shares offered by this Prospectus Supplement. In accordance with the terms of the Sub‑Placement Agent Agreement, the Fund may offer and sell its Common Shares from time to time through Virtu. Under the 1940 Act, the Fund may not sell any Common Shares at a price below the current NAV of such Common Shares, exclusive of any distributing commission or discount.

The Fund will compensate Nuveen Securities with respect to sales of Common Shares at a variable commission rate. The variable commission rate shall be equal to the sum of (i) seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds and (ii) twenty-five percent (25%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.20% of the aggregate gross sales proceeds. Nuveen Securities will compensate Virtu as sub‑placement agent at a variable commission rate equal to seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds.

Virtu, its affiliates, and their respective employees hold or may hold in the future, directly or indirectly, investment interests in Nuveen, Nuveen Fund Advisors, TIAA, or any of their affiliates or funds. The interests held by employees of Virtu or its affiliates are not attributable to, and no investment discretion is held by, Virtu or its affiliates.

See “Plan of Distribution—Distribution Through At‑The‑Market‑Transactions” for more information.

The Fund currently intends to distribute the Common Shares offered pursuant to this Prospectus Supplement through at‑the‑market transactions. To the extent Common Shares are distributed other than through at‑the‑market transactions, the Fund will file a prospectus supplement describing such transactions.

SUMMARY OF FUND EXPENSES
The purpose of the table and the examples below are to help you understand all fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. The table shows the expenses of the Fund as a percentage of the average net assets applicable to Common Shares, and not as a percentage of total assets or Managed Assets.

Shareholder Transaction Expenses (as a percentage of offering price)
Maximum Sales Charge	1.00%
Offering Costs Borne by the Fund(1)	0.11%
Dividend Reinvestment Plan Fees(2)	$2.50

As a Percentage of Net Assets Attributable to Common Shares(3)
Annual Expenses
Management Fees	0.19%
Interest and Related Expenses from Inverse Floaters(4)	0.00%
Other Expenses(5)	0.05%

Total Annual Expenses	0.24%

(1)	Assuming a Common Share offering price of $14.31 (the Fund’s closing price on the NYSE on June 26, 2023).
(2)
You will be charged a $2.50 service charge and pay brokerage charges if you direct State Street Bank and Trust Company, as agent for the Common Shareholders (the “Plan Agent”), to sell your Common Shares held in a dividend reinvestment account.

(3)	Stated as percentages of average net assets attributable to Common Shares for the fiscal year ended March 31, 2023.
(4)
Interest and Related Expenses from Inverse Floaters also includes interest expense that arises because accounting rules require the Fund to treat interest paid by trusts issuing certain inverse floating rate investments held by the Fund as having been paid (indirectly) by the Fund. Because the Fund also recognizes a corresponding amount of interest income (also indirectly), the Fund’s NAV, net investment income, and total return are not affected by this accounting treatment. The actual Interest and Related Expenses from Inverse Floaters incurred in the future may be higher or lower.

(5)
Other Expenses is based on estimated amounts for the current fiscal year. Expenses attributable to the Fund’s investments, if any, in other investment companies are currently estimated not to exceed 0.01%. See “The Fund’s Investments—Other Investment Companies” in the SAI.

Examples
The following example illustrates the expenses including the applicable transaction fees (referred to as the “Maximum Sales Charge” in the fee table above), if any, and estimated offering costs of $1.10, that a shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. The example assumes that all dividends and other distributions are reinvested in the Fund and that the Fund’s Annual Expenses, as provided above, remain the same. The example also assumes a transaction fee of 1.00%, as a percentage of the offering price, and a 5% annual return.(1)
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown above.

1 Year	3 Years	5 Years	10 Years
$14	$19	$24	$41

(1)
The examples assume that all dividends and distributions are reinvested at Common Shares NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS
The net proceeds from the issuance of Common Shares hereunder will be invested in accordance with the Fund’s investment objectives and policies as in the Prospectus. Pending investment, the timing of which may vary depending on the size of the investment but in no case is expected to exceed 30 days, it is anticipated that the proceeds will be invested in short-term or long-term securities issued by the U.S. Government and its agencies or instrumentalities or in high quality, short-term money market instruments.
THE FUND

The Fund's NAV per Common Share, the market price and percentage of premium/(discount) to NAV per Common Share on June 26, 2023, was $14.46, $14.31, and (1.04)%, respectively. As of that same date, the Fund had 46,815,492 Common Shares outstanding, and net assets applicable to Common Shares of $676,777,201. For more information, see “Trading and Net Asset Value Information” in the accompanying prospectus.
PLAN OF DISTRIBUTION
The Fund may offer and sell up to 14,000,000 Common Shares, $0.01 par value per share, from time to time through Virtu as the sub-placement agent under this Prospectus Supplement and the accompanying Prospectus. There is no guarantee that there will be any sales of the Fund’s Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus.
The Fund will bear the expenses of the offering, including, but not limited to, the expenses of preparation of the Prospectus and SAI for the offering and the expense of counsel and auditors in connection with the offering.
Distribution Through At‑The‑Market Transactions
The Fund has entered into the Distribution Agreement with Nuveen Securities, a registered broker-dealer affiliate of Nuveen Fund Advisors and Nuveen Asset Management, to provide for distribution of the Fund’s Common Shares. The Distribution Agreement has been filed as an exhibit to the Registration Statement of which the accompanying prospectus is a part. Subject to the terms and conditions of the Distribution Agreement, from time to time, the Fund may issue and sell its Common Shares through Nuveen Securities to certain broker-dealers which have entered into sub‑placement, or selected dealer, agreements with Nuveen Securities. Currently, Nuveen Securities has entered into the Sub‑Placement Agent Agreement with Virtu Americas LLC pursuant to which Virtu will be acting as the exclusive sub‑placement agent with respect to at‑the‑market offerings of Common Shares.
Common Shares will only be sold on such days as shall be agreed to by the Fund, Nuveen Securities and Virtu. Common Shares will be sold at prevailing market prices through the National Market System, subject to a minimum price to be established each day by Nuveen Securities. The minimum price on any day will not be less than the current NAV per Common Share plus the per share amount of the commission to be paid to Nuveen Securities. The Fund, Nuveen Securities and Virtu will suspend the sale of Common Shares if the per share price of the shares is less than the minimum price.

The Fund will compensate Nuveen Securities with respect to sales of Common Shares at a variable commission rate. The variable commission rate shall be equal to the sum of (i) seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds and (ii) twenty-five percent (25%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.20% of the aggregate gross sales proceeds. Nuveen Securities will compensate Virtu as sub placement at a variable commission rate equal to seventy-five percent (75%) of the premium to NAV with respect to the sale of any Common Shares sold until such compensation is equal to 0.80% of the aggregate gross sales proceeds.
Virtu, its affiliates, and their respective employees hold or may hold in the future, directly or indirectly, investment interests in Nuveen, Nuveen Fund Advisors, TIAA, or any of their affiliates or funds. The interests held by employees of Virtu or its affiliates are not attributable to, and no investment discretion is held by, Virtu or its affiliates.
In connection with the sale of the Common Shares on behalf of the Fund, Nuveen Securities may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, and the compensation of Nuveen Securities may be deemed to be underwriting commissions or discounts. Unless otherwise indicated in a further prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.
The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement. The Fund and Nuveen Securities each have the right to terminate the Distribution Agreement in its discretion at any time.
LEGAL MATTERS
Certain legal matters in connection with the Common Shares will be passed upon for the Fund by Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.
TAX MATTERS
The Fund has elected to be treated, and intends to qualify each year, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). To qualify for the favorable U.S. federal income tax treatment generally accorded to a RIC under Subchapter M of the Code the Fund must, among other requirements, derive in each taxable year at least 90% of its gross income from certain prescribed sources and satisfy a diversification test on a quarterly basis. If the Fund fails to satisfy the qualifying income or diversification requirements in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements.
Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. In order to be eligible for the relief provisions with respect to a failure to meet the diversification requirements, the Fund may be required to dispose of certain assets. If these relief provisions were not available to the Fund and it were to fail to qualify for treatment as a RIC for a taxable year, all of its taxable income (including its net capital gain) would be subject to tax at the 21% regular corporate rate without any deduction for distributions to shareholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.
To qualify to pay exempt-interest dividends, which are treated as items of interest excludable from gross income for federal income tax purposes, at least 50% of the value of the total assets of the Fund must consist of obligations exempt from regular income tax as of the close of each quarter of the Fund’s taxable year. If the proportion of taxable investments held by the Fund exceeds 50% of the Fund’s total assets as of the close of any quarter of any Fund taxable year, the Fund will not for that taxable year satisfy the general eligibility test that otherwise permits it to pay exempt-interest dividends.
The value of the Fund’s investments and its NAV may be adversely affected by changes in tax rates and policies. Because interest income from municipal securities is normally not subject to regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax‑exempt status of interest income from municipal securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of municipal securities. This could in turn affect the Fund’s NAV and ability to acquire and dispose of municipal securities at desirable yield and price levels. Additionally, the Fund may not be a suitable investment for individual retirement accounts, for other tax‑exempt or tax‑deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments. See “Tax Matters” in the accompanying prospectus.
The Fund may invest up to 20% of its Managed Assets in AMT Bonds. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of ordinary taxable income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be taxable as long-term capital gains. For more information, see “Tax Matters” in the accompanying prospectus.
AVAILABLE INFORMATION
The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the 1940 Act, and is required to file reports, proxy statements and other information with the SEC. Reports, proxy statements, and other information about the Fund can be inspected at the offices of the NYSE.
This Prospectus Supplement does not contain all of the information in the Fund’s Registration Statement, including amendments, exhibits, and schedules. Additional information about the Fund and the Common Shares can be found in the Fund’s Registration Statement (including amendments, exhibits, and schedules) on Form N‑2 filed with the SEC. The SEC maintains a website (www.sec.gov) that contains the Fund’s Registration Statement, other documents incorporated by reference, and other information the Fund has filed electronically with the SEC, including proxy statements and reports filed under the Exchange Act.

Nuveen Select Tax‑Free Income Portfolio
Up to 14 Million Common Shares

PROSPECTUS SUPPLEMENT
June 28. 2023
Until July 23, 2023 (25 days after the date of this Prospectus Supplement), all dealers that buy, sell or trade the Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.